Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, CT 06830
August 10, 2009
BY HAND AND EDGAR
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
450 Fifth Street, N.W.
Washington, D.C. 20549
RE:	Starwood Property Trust, Inc.; Registration Statement on Form S-11 (File No. 333-159754)
Dear Ms. Garnett:
     Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, Starwood Property Trust, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement on Form S-11 (File No. 333-159754) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Standard Time on August 11, 2009, or as soon as practicable thereafter.
     The Company hereby acknowledges (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company requests that we be notified of such effectiveness by a telephone call to the undersigned at (203) 422-7773 and that such effectiveness also be confirmed in writing.

Very truly yours, STARWOOD PROPERTY TRUST, INC.
By:	/s/ Ellis F. Rinaldi
	Name:	Ellis F. Rinaldi
	Title:	General Counsel, Secretary and Executive Vice President

cc:	Jessica Barberich, Assistant Chief Accountant Securities and Exchange Commission

David J. Goldschmidt, Esq. Skadden, Arps, Slate, Meagher & Flom LLP

J. Gerard Cummins, Esq. Sidley Austin LLP

Edward F. Petrosky, Esq. Sidley Austin LLP